Mail Stop 4561

September 24, 2008

Anthony Di Iorio
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main, Germany

       RE: **Deutsche Bank Aktiengesellschaft**
                Form 20-F for Fiscal Year Ended December 31, 2007
                Filed March 26, 2008
                File No. 1-15242

Dear Mr. Di Iorio,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3: Key Information

Selected Financial Data, page 1

1.   Please revise to present selected historical financial data in accordance with U.S. GAAP for the five most recent financial years. Also ensure that your disclosure is

consistent with the requirements of paragraphs 37(a) and (b) of IFRS 1. Refer to General Instruction G.(c) to Form 20-F.

Third Party ABCP Conduits, page 83

2.   We note you purchased conduit-issued commercial paper totaling €3.5 billion and certain underlying assets totaling €3.3 billion, and originated loans totaling € 0.8 billion related to your third party ABCP conduits during 2007. Please respond to the following:

   a.   We note your disclosure of the two reasons you elected to engage in the transactions described above. However, please clarify whether you were obligated to purchase the assets and originate loans as a result of any contractual agreement. In this regard, we note your mention that these activities were performed upon an early termination of the total return swaps but it is unclear whether this was voluntary action or something required as part of the agreements. As part of this response, please clarify the potential impact on you and the other interest holders had you not made these purchases or originated the loans;

   b.   Please clarify if the €3.3 billion price paid for the conduit assets represented fair value or par. To the extent the price paid represented an amount in excess of fair value, please clarify what party absorbed the loss on the purchase;

   c.   Please provide your analysis of the circumstances outlined in paragraph 10 of SIC-12 in reaching your determination that you were not required to consolidate the ABCP conduits both when they were originally established and during the second half of 2007 when you engaged in the transactions noted above; and

   d.   Tell us whether subsequent to December 31, 2007 you have provided any additional support to these conduits. If so, please describe the nature of the support, whether it was contractually required, and whether it had an impact on your conclusion as to whether you were required to consolidate the conduits.

Consolidated Statement of Cash Flows, page F-7

3.   Please tell us the guidance on which you rely to present the changes in other short-term borrowings and the changes in senior long-term debt as cash flows from operating activities.

Note 5 Net Gains (Losses) on Financial Assets/Liabilities at Fair Value Through Profit or Loss, page F-48

4.   In notes 5 and 11 you disclose that you recorded gains of €3.5 billion in fair value movements due to the credit risk on notes issued to third parties by consolidated loan securitization entities and that <u>these gains are offset by fair value movements on related instruments (traded loans)</u>. Due to the significance of the amounts reported, please revise to quantify the offsetting losses recorded on the related instruments (traded loans).

Note 11 Financial Assets/Liabilities at Fair Value Through Profit or Loss

Financial Liabilities Designated at Fair Value Through Profit or Loss, page F-54

5.   Please revise to disclose the difference between the carrying amount of your financial liabilities designated at fair value through profit and loss and the amount that you would contractually be required to pay at maturity both including and excluding the amount of undrawn loan commitments.

Note 12 Fair Value of Financial Instruments

Financial Instruments Carried at Fair Value Through Profit or Loss or Equity, page F-57

6.   We note your disclosure regarding your methodology for estimating the fair value of loans for purposes of your disclosure on page F-57. Specifically, your disclosure indicates that the individually assessed component of the allowance for loans losses, including recoverable amounts of collateral, was considered in the fair value determination of the loans. It appears from the disclosure provided that you are only discussing one aspect related to credit considered in developing fair value estimates for your loans. Please confirm, and consider clarifying in future filings, that in determining the fair value of your loans for this disclosure that you consider all expected losses in your loan portfolio and provide additional details on how they are determined.

7.   You disclose that your valuation techniques include models based on discounted cash flow analysis and for complex products your models use more complex modeling techniques that use assumptions and parameters such as correlation, prepayment speeds, unobservable default rates and loss severity. When valuation techniques are used, paragraph 27(a) of IFRS 7 requires disclosure of the <u>valuation techniques</u> and the related <u>assumptions</u> applied in determining fair values of <u>each class</u> of financial assets or liabilities. This information is required regardless of how a company aggregates its financial instruments into classes. We were unable to find a complete discussion of this information in your Form

Anthony Di Iorio
Deutsche Bank Aktiengesellschaft
September 24, 2008
Page 4

20-F. For example, we noted you provided certain information about the unobservable parameters for certain financial instrument classes on pages F-60 and F-61, but we did not see all of the required disclosures. While your disclosure indicates in general that models and discounted cash flows are used, it appears a more fulsome disclosure of the model, provided specifically for each class of financial instrument, is required and would provide useful information to investors. Additionally, we did not see any of the required discussion of the assumptions used for these model-based valuation techniques, although we did see a general discussion of the types of parameters that are unobservable. We note that there could be various methods of presenting the required information and we encourage you to select an approach that is the most appropriate in your circumstances while meeting the disclosure objectives and requirements in IFRS 7. Please tell us how you considered the requirements of IFRS 7 in this area and how your disclosures comply with the requirements or revise your disclosures accordingly.

8.   You disclose that in making appropriate valuation adjustments for financial instruments carried at fair value through profit or loss or equity, you follow methodologies that consider close-out costs. Please respond to the following:

a. Please revise to provide a description of close-out costs;

b. Tell us how close-out costs are determined;

c. Tell us when you use valuation adjustments for close-out costs and specifically if you use valuation adjustments for close-out costs when observable prices or inputs are available;

d. Tell us if you believe close-out costs meet the definition of transaction costs in paragraph 9 of IAS 39;

e. If you believe they do meet the definition of transaction costs in IAS 39, please tell us how you interpret the guidance in paragraph 46 of IAS 39 that states that an entity shall measure financial assets at their fair values without any deduction for transaction costs it may incur on sale;

f. If you believe they do not meet the definition of transaction costs in IAS 39, please tell us the supporting accounting guidance on which you rely to adjust fair value for close-out costs; and

g. Tell us whether a market participant would include close-out costs in setting a price.

Sensitivity Analysis of Unobservable Parameters, page F-62

9.   You disclose that if you simultaneously moved all of the unobservable parameters
        to the extremes of the reasonably possible ranges it could have increased fair
        value by as much as €3.0 billion or decreased fair value by as €2.0 billion. The
        effect of this range could have increased 2007 pre-tax income by as much as 34%
        or decreased pre-tax income by as much as 23%. Given the potential significance
        of these amounts on your results of operations, please consider revising to
        disclose this information at a level below the level currently provided. For
        example, consider providing this information at the financial instrument type
        level, such as credit default swaps, leveraged loans, residential mortgages,
        commercial mortgages, etc. This or another disclosure at a more disaggregated
        level will increase the transparency and usefulness of the disclosure.

Note 45 Reconciliation of IFRS Comparables From Previous GAAP, page F-148

10.   Please tell us how you complied with the requirements of paragraph 40 of IFRS 1
        which requires you to explain the material adjustments to the statement of cash
        flows related to your transition from U.S. GAAP to IFRS.

Deutsche Bank Interim Report as of June 30, 2008 Included in the 6-K filed on July 31,
2008

Residential Mortgage Businesses, page 15

11.   Please revise to disclose how you account for the assets (available for sale, fair
        value through profit or loss, etc.) that result in the residential mortgage business
        exposure.

12.   Please revise to disclose why you exclude agency CMO's and agency eligible
        loans from your table of U.S. residential mortgage business exposure.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revisions in future filings,
provide a draft of your proposed disclosures and provide any requested information.
Please file your letter on EDGAR as correspondence. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant